UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)*



                                Peregrine Entertainment
                                    (Name of Issuer)


                                      Common Stock
                             (Title of Class of Securities)


                                        71365810
                                     (CUSIP Number)


             Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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     CUSIP No. 71365810                  13G                  Page 2 of 10 Pages



     1    NAME OF REPORTING PERSON     Base Assets Trust
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     95-6598-256


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Trust organized under the laws of the State of California


                    5    SOLE VOTING POWER
                         0
     NUMBER OF
     SHARES
     BENEFICIALLY   6    SHARED VOTING POWER
     OWNED BY EACH       800,000
     REPORTING
     PERSON WITH
                    7    SOLE DISPOSITIVE POWER
                         0


                    8    SHARED DISPOSITIVE POWER
                         800,000


     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          800,000


     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.4%

     12   TYPE OF REPORTING PERSON*
          IC



                         *SEE INSTRUCTION BEFORE FILLING OUT!



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     CUSIP No. 71365810                  13G                  Page 3 of 10 Pages



     1    NAME OF REPORTING PERSON Richard D. Baum, in his capacity as Chief
                                   Deputy Insurance Commissioner of the State of California, but not individually, as Trustee of the Base Assets Trust
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


                    5    SOLE VOTING POWER
     NUMBER OF           0
     SHARES
     BENEFICIALLY   6    SHARED VOTING POWER
     OWNED BY EACH       800,000
     REPORTING
     PERSON WITH
                    7    SOLE DISPOSITIVE POWER
                         0


                    8    SHARED DISPOSITIVE POWER
                         800,000


     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          800,000


     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.4%


     12   TYPE OF REPORTING PERSON*
          IN

                         *SEE INSTRUCTION BEFORE FILLING OUT!


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     CUSIP No. 71365810                  13G                  Page 4 of 10 Pages



     1    NAME OF REPORTING PERSON Anthony R. Buonaguro, as Trustee of the Base
                                   Assets Trust
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ###-##-####


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


                    5    SOLE VOTING POWER
                         0
     NUMBER OF
     SHARES
     BENEFICIALLY   6    SHARED VOTING POWER
     OWNED BY EACH       800,000
     REPORTING
     PERSON WITH
                    7    SOLE DISPOSITIVE POWER
                         0

                    8    SHARED DISPOSITIVE POWER
                         800,000


     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          800,000


     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.4%


     12   TYPE OF REPORTING PERSON*
          IN



                         *SEE INSTRUCTION BEFORE FILLING OUT!


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     CUSIP No. 71365810                  13G                  Page 5 of 10 Pages



     1    NAME OF REPORTING PERSON Thomas Arnold, as Trustee of the Base Assets
                                   Trust
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ###-##-####


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


                    5    SOLE VOTING POWER
                         0
     NUMBER OF
     SHARES
     BENEFICIALLY   6    SHARED VOTING POWER
     OWNED BY EACH       800,000
     REPORTING
     PERSON WITH
                    7    SOLE DISPOSITIVE POWER
                         0


                    8    SHARED DISPOSITIVE POWER
                         800,000


     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          800,000


     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.4%

     12   TYPE OF REPORTING PERSON*
          IN



                         *SEE INSTRUCTION BEFORE FILLING OUT!


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     CUSIP No. 71365810                  13G                  Page 6 of 10 Pages



     Item 1(a) Name of Issuer

               Peregrine Entertainment

     Item 1(b) Address of Issuer's Principal Executive Offices

               c/o Keith A. Cannon
               Wilson, Davis & Co.
               2300 Shawn Court
               Carlsbad, CA  92008

     Item 2(a) Name of Person Filing

               Reference is made to Item 1 of each of the cover pages of this
     Schedule 13G, which Items are incorporated herein by reference.

     Item 2(b) Address of Principal Business or, if none, Residence

               The address of the Base Assets Trust is 11400 West Olympic Boulevard, Los Angeles, California 90064 and the address of each of the other reporting persons is in care of the Base Assets Trust.

     Item 2(c) Citizenship

               Reference is made to Item 4 of each of the cover pages of this
     Schedule 13G, which Items are incorporated herein by reference.

     Item 2(d) Title of Class of Securities

               Common

     Item 2(e) CUSIP Number

               71365810

     Item 3    Type of Reporting Person

               (c)[X] Base Assets Trust, as the liquidating agent of Executive Life Insurance Company In Rehabilitation/Liquidation, is an Insurance Company as defined in Section 3(a)(19) of the Act; the other individual reporting persons, Messrs. Baum, Buonaguro and Arnold, are trustees of the Base Assets Trust.







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     CUSIP No. 71365810                  13G                  Page 7 of 10 Pages



     Item 4    Ownership

               Reference is made to Items 5-9 and 11 of each of the cover pages of this Schedule 13G, which Items are incorporated herein by reference. The 800,000 shares of Common Stock are issuable upon conversion of Class A Preferred Stock. This statement is filed to reflect a change in the trustees of the Base Assets Trust. Pursuant to the Amended and Restated Trust Agreement dated May 6, 1994, Messrs. Baum, Buonaguro and Arnold, as trustees, replaced Aurora National Life Assurance Company, the former trustee of the Base Assets Trust. No change has occurred in the ownership of securities held by Base Assets Trust that are the subject of this statement.

     Item 5    Ownership of Five Percent or Less of a Class

               Not applicable.

     Item 6    Ownership of More than Five Percent on Behalf of Another Person

               To the knowledge of the reporting persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.

     Item 8    Identification and Classification of Members of the Group

               Not applicable.

     Item 9    Notice of Dissolution of Group

               Not applicable.

     Item 10   Certification

               By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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     CUSIP No. 71365810                  13G                  Page 8 of 10 Pages



     Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


     Date: June 10, 1994

                              BASE ASSETS TRUST
                              U/A/D September 3, 1993, as amended and restated May 6, 1994

                                   /s/ Bruce C. Juell
                              By:  _______________________________________
                                   Bruce C. Juell
                                   Deputy Trustee

                              RICHARD D. BAUM, in his capacity as Chief Deputy Insurance Commissioner of the State of California, but not individually, Trustee

                                   /s/ Bruce C. Juell
                              By:  _______________________________________
                                   Bruce C. Juell
                                   His Attorney-in-Fact

                                   ANTHONY R. BUONAGURO, Trustee

                                   /s/ Bruce C. Juell
                              By:  _______________________________________
                                   Bruce C. Juell
                                   His Attorney-in-Fact

                                   THOMAS ARNOLD, Trustee

                                   /s/ Bruce C. Juell
                              By:  _______________________________________
                                   Bruce C. Juell
                                   His Attorney-in-Fact










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     CUSIP No. 71365810                  13G                  Page 9 of 10 Pages



                                    EXHIBIT INDEX

     Exhibit A                Joint Filing Undertaking
                                and Power of Attorney            Page 10














































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     CUSIP No. 71365810                  13G                 Page 10 of 10 Pages



                               JOINT FILING UNDERTAKING
                                AND POWER OF ATTORNEY

               The undersigned hereby execute this agreement as an exhibit to the attached Schedule 13G to evidence their agreement, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13G jointly on behalf of each of the undersigned. Each individual trustee whose signature appears below constitutes and appoints Bruce C. Juell, Deputy Trustee of the Base Assets Trust, and any other duly designated Deputy Trustee, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for and in his name, place and stead to execute such documents and agreements as may be appropriate on behalf of the undersigned, as Trustees of the Base Assets Trust, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, with full power and authority to do and perform each and every act and thing necessary or advisable to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     DATED:  June 10, 1994.


                              RICHARD D. BAUM, in his capacity as Chief Deputy Insurance Commissioner of the State of California, but not individually, as Trustee of the Base Assets Trust

                              /s/ Richard D. Baum
                              _________________________________
                              Richard D. Baum

                              ANTHONY R. BUONAGURO, as Trustee of the Base
                              Assets Trust

                              /s/ Anthony R. Buonaguro
                              _________________________________
                              Anthony R. Buonaguro

                              THOMAS ARNOLD, as Trustee of the Base Assets
                              Trust

                              /s/ Thomas Arnold
                              _________________________________
                              Thomas Arnold


             060894/f-613227/W1/148889
             SEC 1745 (2/92)

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